CAUTIONARY STATEMENT

The Company, or persons acting on behalf of the Company, or outside reviewers retained by the Company, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended. When used in conjunction with an identified forward-looking statement, this Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of such sections and is intended to be a readily available written document that contains factors which could cause results to differ materially from such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary
Statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements:

Doubt as to the Company's ability as a Going Concern. The Company had suffered losses prior to 1996. On January 4, 1995, MAINTECH Resources, Inc. was merged with a wholly-owned subsidiary of the Company. MAINTECH Resources, Inc. incurred a substantial loss in 1994, and, on a post-merger basis, the Company had negative working capital and its liabilities exceeded its assets. The prior existence of such conditions has raised doubt about the Company's ability to continue as a going concern. Management believes that the Company will continue as a going concern and that the Company is currently operating on a profitable basis. The working capital deficit has declined from approximately $2 million as of December 31, 1994, to approximately $1 million as of December 31, 1995, to $400,000 as of December 31, 1996.
The Company had positive working capital of approximately $4,220,000 as of September 30, 1997. As a result management believes the issues affecting the Company as a Going Concern are no longer prevalent in the short-term. However, as a start-up company, there can be no assurance of the long term viability in the marketplace of the Company's products.


Reliance Upon Key Personnel. The Company will be relying heavily upon the abilities of key personnel, in particular, two technicians, Jeff Jensen and Norm Freedman, and division head Bob Donaldson, to further develop the VCC. If any of these employees should cease to be employed by the Company or for any reason be unable to continue in their respective capacities as employees of the Company, the Company would be required to hire a comparable employee. There can be no assurance that it would be able to do so quickly and at an affordable compensation rate. While these three employees have incentive options and are bound by a confidentiality requirement, the Company cannot guarantee their continued employment and only has "key man" insurance for Bob Donaldson.

Competitive Conditions. The Company's industry is characterized by rapidly evolving technology and intense competition. The Company is aware of several other competitors. These competitors have substantially greater resources and experience in research and development and marketing than the Company and may therefore represent significant competition for the Company. However no competitor of the Company produces as complete enterprise computing system as does the Company, but rather the Company's competitors produce components that could be combined to form such a system. Management believes that the Company's ability to produce an integrated whole gives the Company a competitive advantage in this respect. Nevertheless, there can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive.

New Product with Uncertain Demand. The concept of an external monitor and control system for computer hardware is relatively new, and the demand for the product is not yet fully known. It is difficult to project the overall size of the future market for such a product. The Company estimates the market size for internal systems to be several billion dollars per year. The Company believes the market for an external system could be much larger based upon the fact that external control systems also soon could be used to solve networking problems associated with linking computers containing different processors together, a process commonly called enterprise computing. Based on recent feedback from the Company's current and potential customers, management believes the demand for the VCC is significant. However, to date, the Company has sold VCC units to only nine customers, including General Electric Capital Corporation, Burlington Northern Santa Fe, Storage Technology Corporation, Ferntree Computer Corporation, System Management Specialists, Inc., Deluxe Corporation, and SAP America; and there can be no assurance that additional customers will purchase the Company's products.

Product Under Development. The Company currently is developing a software product which monitors networking and communication devices used by mainframes and mid-range computers. Although preliminary tests indicate that this product will perform as intended and can be integrated with the VCC, there can be no assurance that it will do so or, even if it does, that the Company will be able to establish a market for such a product.

Future Capital Requirements; No Assurance Future Capital Will Be Available. The proceeds of the Company's recent equity and debt offerings are expected to fund the Company's operations through at least December 31, 1998. Thereafter, the Company may require additional funds to continue the marketing of its product and meet its working capital requirements. In order to meet its needs, the Company may be required to raise additional funding through public or private financings, including equity financings. Any additional equity financings may be dilutive to the shareholders of the Company, and debt financing, if available, may involve restrictive covenants. Whether the Company would be able to secure such financing and, if so, whether such financing would be available at reasonable rates and terms is uncertain. Failure to secure such additional financing could adversely affect the Company.

Intellectual Property Rights. The Company regards its products as proprietary and relies primarily on a combination of statutory and common law patent, copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights.

Although the Company currently holds no patents, the Company believes the VCC will be protected by two patents that are currently under review by the U.S. Patent and Trademark Office and by a patent that was filed by Circle Corporation, a Japanese corporation, on December 28, 1993 (the "Circle Corp. Patent"). The Circle Corp Patent relates to certain hardware developed by Circle Corporation that has been licensed to the Company and incorporated by the Company into the VCC. This license provides the Company with exclusive distribution rights to such hardware worldwide, except Japan. The initial term of this license expires in November 2004.

Despite the foregoing precautions, it may be possible for a third party to copy or otherwise obtain or use the Company's products or technology without authorization, or to develop similar products or technology independently. If unauthorized use or copying of the Company's products were to occur to any substantial degree, the Company's business and operating results could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar products.

The Company requires its consultants and developers to assign their rights in materials provided to, or made for, the Company and to represent that the inclusion or use of such representations, the Company's relationships with such consultants and developers and initial marketing of the VCC, the company has no reason to believe that its products infringe on the proprietary rights of third parties. The Company has not commissioned an independent investigation to reaffirm the basis for such belief, however, and there can be no assurance that third parties will not claim that the Company's current or future products infringe on the proprietary rights of others. The Company believes that developers of control systems may increasingly be subject to such claims as the number of products and competitors in the industry grows and the functionality of such products in the industry overlaps. Any such claim, with or without merit, could result in costly litigation and could have a material adverse effect on the Company.

Dependence on Limited Product Offerings and Customer Base. The Company currently has a limited number of product offerings, and existing customers of the Company's products are not required to purchase additional hardware products or to renew software license and maintenance agreements when such agreements expire. Accordingly, a significant portion of the Company's revenues are generated from non-recurring revenue sources, and the success of the Company is dependent, in part, on its ability to develop sustained demand for its current products and to develop and sell additional products. There can be no assurance that the Company will be successful in developing and maintaining such demand or in developing and selling additional products.

Fluctuations in Operating Results. The Company's future operating results may vary substantially from quarter to quarter. At its current stage of operations, the Company's quarterly revenues and results of operations may be materially affected by the timing of the development and market acceptance of the Company's products. Generally, operating expenses will be higher during periods in which product development costs are incurred and marketing efforts are commenced. Due to these and other factors, including the general economy, stock market conditions and product developments and public announcements by the Company or its competitors, the market price of the Company's securities may be highly volatile.

Lack of Product Liability Insurance. The Company may be liable for product liability claims in the event that use of its products is alleged to have resulted in damage to its customers. The Company does not currently carry product liability insurance. There can be no assurance that such insurance will be available on commercially reasonable terms, or at all, or that such insurance, even if obtained, would adequately cover any product liability claim. Although the Company is not aware of any pending or threatened product liabilty or other legal claim against it, a product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could havea material adverse effect on the business and prospects of the Company.